November 20, 2018

Yu Haifeng
Chairman of the Board and Chief Executive Officer
Puyi Inc.
42F, Pearl River Tower
No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou
Guangdong Province, People's Republic of China

       Re: Puyi Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted November 7, 2018
           CIK No. 0001750264

Dear Mr. Haifeng:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Business
Our Services
Products Distributed Online, page 92

1. We note that on page 93, you quantify the number of funds distributed and provide aggregate transaction values for your asset management plan products. Please revise your disclosure with respect to your publicly raised fund products and your exchange administered products to include similar information.
 Yu Haifeng
Puyi Inc.
November 20, 2018
Page 2
Description of American Depositary Shares
Limitations on Obligations and Liability
Jurisdiction and Arbitration, page 134

2. We note your revised disclosure that the deposit agreement includes an exclusive jurisdiction provision as well as the right of the depositary to refer any claims brought for arbitration. Please further disclose here and in your risk factors how the exclusive jurisdiction provision and the arbitration provision impacts ADS holders, and address any question as to the enforceability of the arbitration provision. Moreover, please disclose in both your registration statement and the depositary agreement that despite agreeing to the arbitration provision, investors will not be deemed to have waived the company's or the depositary's compliance with the federal securities laws and the rules and regulations thereunder.
Jury Trial Waiver, page 135

3. We note your revised disclosure that the deposit agreement includes a jury trial waiver which applies to claims under the federal securities laws. Please further disclose here and in your risk factors how the waiver impacts ADS holders and address any questions as to the enforceability of this provision. Moreover, please disclose in both your registration statement and the depositary agreement that despite agreeing to this provision, investors will not be deemed to have waived the company's or the depositary's compliance with the federal securities laws and the rules and regulations thereunder.
       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Erin Purnell,
Staff Attorney, at (202) 551-3454 with any questions.



                                                             Sincerely,
FirstName LastNameYu Haifeng
                                                             Division of
Corporation Finance
Comapany NamePuyi Inc.
                                                             Office of
Financial Services
November 20, 2018 Page 2
cc:       Kefei Li, Esq.
FirstName LastName